UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: Oct. 31, 2023
Estimated average burden hours per response: 12

SEC FILE NUMBER
8-51337

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: KR Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

600 Pretty Brook Road
(No. and Street)

Princeton, New Jersey 08540
(City) (State) (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Walter Alan Gilmore	609-924-2500	agilmore@sharedfamilyoffice.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Adeptus Partners LLC
(Name – if individual, state last, first, and middle name)

6 East 45th Street 9th Floor	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _Walter Alan Gilmore_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _KR Securities LLC_____, as of _12/31_____, 2_022__, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Signature: _____

Title: _____
CCO, FinOp



Notary Public

State of New Jersey
Nyda M Bannerman
Notary Public 2216156
Commission Expires 11-12-23

This filing contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

KR SECURITIES, LLC

Financial Statements and
Supplementary Information

For the Year Ended December 31, 2022

(With Report of Independent Registered Public Accounting Firm Thereon)

These financial statements and schedules
should be deemed confidential pursuant to
Subparagraph (e) (3) of Rule 17a-5

CONTENTS



Ad3ptus

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of KR Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of KR Securities, LLC as of December 31, 2022, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of KR Securities, LLC as of December 31, 2022 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of KR Securities, LLC's management. Our responsibility is to express an opinion on KR Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to KR Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Schedule I, Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission and Schedule II, Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 and Information Relating to the Possession or Control Requirements Under Rule 15c3-3, (collectively the "Schedules") have been subjected to audit procedures performed in conjunction with the audit of KR Securities, LLC's financial statements. The supplemental information is the responsibility of KR Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as KR Securities, LLC's auditor since 2018.

Adeptus Partners, LLC

Ocean, New Jersey
March 1, 2023

KR Securities, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2022

ASSETS

Cash and cash equivalents	$ 23,128
Net receivable from brokers and dealers	70,113
Total assets	$ 93,241

MEMBER'S EQUITY

Member's equity	93,241
Total member's equity	$ 93,241

See accompanying notes to financial statements.

KR Securities, LLC

STATEMENT OF OPERATIONS

For the Year Ended December 31, 2022

Revenue	
Commissions	$ 34,758
Principal transactions	17,133
Distribution service fee	290
Total revenues	52,181
Expenses	
Allocated administrative expenses	4,000
Clearance and commission fees	60,000
Insurance expense	1,622
Dues and subscriptions	14,196
Other operating expense	561
Total expenses	80,379
Net Loss	$ (28,198)

See accompanying notes to financial statements

KR Securities, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

For the Year Ended December 31, 2022

Member's equity, beginning of year	$	46,439
Partner Capital Contribution		75,000
Net loss		(28,198)
Member's equity, end of year	$	93,241

See accompanying notes to financial statements

KR Securities, LLC

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2022

Cash flows from operating activities	
Net loss	$(28,198)
Adjustments to reconcile net loss to net cash used in operating activities	
Cash flows from operating activities:	
Changes in operating assets:	
Net receivable from brokers and dealers	(24,451)
Net cash used in operating activities	(52,649)
Cash flows from financing activities:	
Partner Capital Contributions	75,000
Net Cash provided by financing activities	75,000
Net increase in cash and cash equivalents	22,351
Cash and cash equivalents - beginning of year	777
Cash and cash equivalents - end of year	$ 23,128

See accompanying notes to financial statements

KR Securities, LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2022

NOTE 1 – SUMMARY OF ACCOUNTING POLICIES

Organization

KR Securities, LLC (the "Company") is a single-member Delaware limited liability company. The Company is a wholly-owned subsidiary of Krieger, Ruderman & Co., LLC (the "Parent" or "Member").

The Company is registered with the Securities and Exchange Commission as a broker-dealer and is a member of Financial Industry Regulatory Authority.

The Company does not carry customers' accounts and does not receive, deliver or hold cash or securities in connection with such transactions. The Company has a clearing agreement with RBC Correspondent Clearing Services ("RBC") whereby RBC clears transactions for the Company's customers and carries the accounts of such customers on a fully disclosed basis as customers of RBC. Accordingly, customer open transactions are not reflected on the accompanying statement of financial condition. The Company is exposed to credit losses on these open transactions in the event of nonperformance by its customers. This exposure is reduced by the Company's policy of obtaining and maintaining adequate collateral until open transactions are completed.

Basis of Accounting

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP")

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions

Transactions in securities are recorded on the trade date. Securities owned and securities sold, but not yet purchased are recorded at market value on a trade-date basis. Securities sold, but not yet purchased are subject to market fluctuations which may require purchasing the securities at prices which may differ from the market value reflected on the statement of financial condition.

Commissions

Commission revenues and related expenses from customer transactions are recorded on the trade date. When acting as broker or dealer, the Company will be entitled to receive brokerage commissions, mark-ups or mark-downs.

NOTE 1 - SUMMARY OF ACCOUNTING POLICIES (continued)

<u>Cash and cash equivalents</u>

Cash and cash equivalents include cash and short-term money market instruments with original maturity dates of three months or less.

<u>Concentration of credit risk</u>

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty. The Company maintains its cash balances with quality financial institutions. The balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per financial institution.

<u>Income Taxes</u>

The Company is a single-member limited liability company. The taxable income or loss of the Company is allocated to and included in the tax returns of the individual members of the Parent. The Company may be subject to state and local taxes in certain jurisdictions in which they operate.

Management evaluated the Company's tax positions and concluded that the Company had taken no uncertain tax positions that require adjustments to the financial statements.

NOTE 2 – REVENUE RECOGNITION

Revenues are recognized when control of the promised services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. Revenues are analyzed to determine whether the Company is the principal (i.e., reports revenues on a gross basis) or agent (i.e., reports revenues on a net basis) in the contract. Principal or agent designations depend primarily on the control an entity has over the product or service before control is transferred to a customer. The indicators of which party exercises control include primary responsibility over performance obligations, risk before the good or services is transferred and discretion in establishing the price.

Commission Revenue

Commission revenue represents sales commission generated by advisors for their clients' purchases and sales of securities on exchanges and over-the-counter, as well as purchases of other investment products. The Company views the selling, distribution and marketing, or any combination thereof, of

NOTE 2 – REVENUE RECOGNITION (continued)

investment products to such clients as a single performance obligation to the product sponsors. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchase is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

The Company is the principal for commission revenue, as it is responsible for the execution of clients' purchase and sales, and maintains relationships with the product sponsors. The advisors, if any, assist the Company in performing its obligations. Accordingly, total commission revenues are reported on a gross basis.

The following table presents our total commission revenue disaggregated by investment product category:

	Year ended December 31, 2022
Equities	$34,758

The Company generates sales-based commission revenue that is recognized at the point of sale on the trade date. Sales based commissions revenue varies by investment product and is a set amount based on the number of shares or based off the standard commission policy.

The following table presents our total principal transaction revenues disaggregated by investment product category:

	Year ended December 31, 2022
Municipal Bonds	$17,133

The Company generates principal transaction revenues by entering into a riskless principal transaction with its clients. Principal transaction revenues vary by supply and demand, interest rates, coupon, maturities and credit quality.

NOTE 3 - RELATED PARTY TRANSACTION

The expenses associated with management of the Company and certain other administrative expenses are allocated by the Parent to the Company pursuant to an expense allocation agreement. Accordingly, the results of operations are not necessarily indicative of those results had the Company been a stand-

NOTE 3 - RELATED PARTY TRANSACTION (continued)

alone entity. For the year ended December 31, 2022, the Company was allocated administrative expenses of $4,000 from the Parent.

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2022, the Company had net capital of $88,241, which was $83,241 in excess of its required minimum net capital of $5,000. The Company's net capital ratio was 0 to 1. The Company is exempt for Rule 15c3-3 of the Securities and Exchange Commission pursuant to the provision of subparagraph (k)(2)(ii) thereof.

Proprietary accounts held at the clearing broker ("PAIB Assets") are considered allowable assets in the computation of net capital pursuant to an agreement between the Company and the clearing broker, which requires, among other things, for the clearing broker to perform a computation of PAIB Assets similar to the customer reserve computation set forth in SEC rule 15c3-3.

NOTE 5 - PROFIT SHARING PLAN

The Company has a nonqualified employee profit sharing plan, which provides for contributions at the discretion of management. Employees become vested over a six-year period. The Company did not make any contributions for the year ended December 31, 2022.

NOTE 6 – CLEARING DEPOSIT

The Company is required to maintain a security deposit of $50,000 with RBC Correspondent Clearing Services. The Company was in compliance at December 31, 2022.

NOTES TO FINANCIAL STATEMENTS (continued)

December 31, 2022

NOTE 7 – SUBSEQUENT EVENTS

FASB ASC 855 requires annual disclosure of the date through which subsequent events have been evaluated, as well as whether that date is the date the financial statements were issued or the date the financial statements were available to be issued. The Company evaluated subsequent events through the report date on March 1, 2023 and determined that no additional disclosures were required.

SUPPLEMENTARY INFORMATION

KR Securities, LLC

SCHEDULE I - COMPUTATION OF NET CAPITAL PURSUANT TO
RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2022

Net capital	
Member's equity	$ 93,241
Deductions and/or charges	
Nonallowable assets	
Other deductions	5,000
Net capital before haircuts on securities position	88,241
Haircuts on securities positions	0
Net capital	$88,241
Aggregate indebtedness	$ 0
Aggregate indebtedness to net capital ratio	0 to1
Computation of basic net capital requirement	
Minimum net capital required (greater of 6-2/3% of aggregate indebtedness or $5,000)	5,000
Net capital in excess of requirement	$ 83,241

There are no material differences between the preceding computation and the Company's corresponding unaudited part II of Form X-17A-5 as of December 31, 2022.

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission.

See Report of Independent Registered Public Accounting Firm

KR Securities, LLC

SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3 AND INFORMATION RELATING TO THE POSSESSION OR
CONTROL REQUIREMENTS UNDER RULE 15c3-3

December 31, 2022

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of that Rule.

See Report of Independent Registered Public Accounting Firm

16



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON THE EXEMPTION REPORT

To the Member
of KR Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) KR Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which KR Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (exemption provisions) and (2) KR Securities, LLC stated that KR Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. KR Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about KR Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Adeptus Partners, LLC

Ocean, New Jersey
March 1, 2023



KR Securities, LLC

Exemption Report

December 31, 2022

KR Securities, LLC claims an exemption from Rule 240.15c3-3 based on provision (k) (2) (ii) of the Rule. All of KR Securities, LLC customer transactions are cleared through another broker-dealer on a fully disclosed basis.

KR Securities, LLC met the terms of the identified exemption throughout its most recent fiscal year (December 31, 2022) without exception.

I, Richard A Ruderman, swear (or affirm) that the aforementioned statements are true.
+WALTER A GILMORE

Richard A. Ruderman
President and Chief Operating Officer
KR Securities, LLC

WALTER ALAN GILMORE
Vice President, CCO and FinOp
KR Securities, LLC